PETRO CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2015

Cash flows from operating activities:

Net income	$	1,931
Adjustments to reconcile net income to net cash provided by operating activities:		
Incremental allocaton servies fee contributed by member		124,355
Changes in operating assets and liabilities:		
Prepaid management fees to parent		6,134
Prepaid expenses		4,135
Accounts payable		(9,656)
Accrued state income tax		6,828
Net cash provided by operating activities		133,727
Cash flows from financing activities:		
Contributions from member		160,034
Distributions paid to member		(250,000)
Net cash used in financing activities:		(89,966)
Increase in cash		43,761
Cash at beginning of year		330,101
Cash at end of year	$	373,862
Supplemental Disclosure of Non-cash investing and financing activities		
Incremental allocation services fee contribution by member	$	124,355
Accrued state income tax paid by member as contribution	$	34,313

The accompanying notes are an integral part of the financial statements.